O L S H A N

PARK AVENUE TOWER • 65 EAST 55TH STREET • NEW YORK, NEW YORK 10022
TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

EMAIL: TFLEMING@OLSHANLAW.COM
DIRECT DIAL: 212.451.2213

April 24, 2015

Aegis J. Frumento, Esq.
Stern Tannenbaum & Bell LLP
380 Lexington Avenue
New York, NY 10168

Re: John D. Kuhns

Dear Mr. Frumento:

We are counsel for John D, Kuhns. This letter constitutes Mr. Kuhns' response pursuant to Item 8.02 of SEC Form 8-K to the filing by NanoFlex Power Corp. (the "Company") regarding his termination as an officer and director. For the reasons set forth in the accompanying pleading, which is incorporated herein by reference and part hereof, Mr. Kuhns disagrees with the Company's statements regarding his alleged termination.

Sincerely,

Thomas J. Fleming

cc: John D. Kuhns

JUDGE BUCHWALD

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JOHN D. KUHNS, Plaintiff, vs. DEAN LEDGER, ROBERT FASNACHT, RONALD B. FOSTER and NANOFLEX POWER CORP., Defendants.	15 CV 03246 Civ. No. COMPLAINT JURY TRIAL DEMANDED

Plaintiff John D. Kuhns, by his attorneys, Olshan Frome Wolosky LLP, for his Complaint alleges, upon knowledge as to himself and on information and belief as to all other matters:

Preliminary Statement

1. For more than fifteen years, plaintiff John Kuhns served as a director, officer, and an investor in NanoFlex Power Corp. or its predecessors ("NanoFlex Power" or the "Company"). During these years, the Company expended more than $50 million in funds raised from investors, but remains unable to develop a viable commercial plan for its intellectual property. In March 2015, defendants Dean Ledger and Robert Fasnacht, both directors and executive officers of NanoFlex Power, used a series of lies and deceptive tactics to orchestrate Mr. Kuhns' removal as a Co-Chief Executive Officer and Executive Chairman of the Company. Both Ledger and Fasnacht were desperate for cash, having invested substantial personal savings in the venture, and then resorted to lies and false statements to raise funds from other investors. Mr. Kuhns challenged their fraud. In retaliation, they purported to terminate his Employment Contract for "Cause." They also solicited proxies from shareholders for his removal as a director, falsely reporting to shareholders that Mr. Kuhns had engaged in dishonest activities.

Jurisdiction and Venue

2. This Court has jurisdiction and venue is proper in this District pursuant to Section 27 of the Exchange Act, 15 U.S.C. § 78aa, and federal question jurisdiction, 28 U.S.C. § 1331. Section 27 of the Exchange Act, 15 U.S.C. § 78aa, confers exclusive jurisdiction upon the federal courts for "all suits in equity and actions at law" to enforce any liability or duty under the Exchange Act. Section 27 further provides that any such suit or action may be brought in any district in which "any act or transaction constituting the violation occurred" or "in the district wherein the defendant is found … or wherever the defendant may be found." The acts and transactions constituting the violations alleged herein have taken place in this District. This Court also has jurisdiction pursuant to 28 U.S.C. § 1332(a)(1) because this dispute is between citizens of different States and the amount in controversy exceeds $75,000 exclusive of interest and costs. The relevant events involving Mr. Kuhns' services occurred in this District, where he worked for NanoFlex Power.

The Parties

3. Plaintiff John D. Kuhns is a resident of the State of Connecticut, Mr. Kuhns served as Co-Chief Executive Officer and Executive Chairman of the Board of defendant NanoFlex Power until March 31, 2015. Kuhns provided his services to NanoFlex Power from his office in New York City.

4. Defendant Dean Ledger is a resident of the State of Arizona. At all relevant times, Mr. Ledger was the Co-Chief Executive Officer of NanoFlex Power and a member of its Board of Directors.

5. Defendant Robert Fasnacht is a resident of the State of Arizona. At all relevant times, Mr. Fasnacht was the Executive Vice President of NanoFlex Power and a member of its Board of Directors.

6. Defendant Ronald B. Foster is a resident of the State of Colorado. At all relevant times, Mr. Foster was the largest shareholder of NanoFlex Power, having beneficial ownership of approximately 47% of its outstanding shares. Mr. Foster directs and controls the affairs of NanoFlex Power through his dominant position in its voting securities.

7. Defendant NanoFlex Power is a Florida corporation with its principal place of business in Scottsdale, Arizona. NanoFlex Power is engaged in the invention, development, commercialization and licensing of advanced photovoltaic technologies and intellectual properties. NanoFlex Power files quarterly and annual reports with the Securities and Exchange Commission, along with other filings. Its common stock is quoted by the OTC Market Group, OTCQB market tier, under the symbol "OPVS." Since inception, NanoFlex Power (including its predecessor) has invested more than $52 million in capital for operations and development activities. It has never earned any revenue and, through September 30, 2014, had recorded approximately $43 million in losses.

Mr. Kuhns' Employment Agreement

8. Mr. Kuhns is a corporate executive and financial advisor with extensive experience in renewable energy. Over the last three decades, he has founded and completed five initial public offerings for renewable energy companies. He was a founder of Catalyst Energy Corporation, a New York Stock Exchange Company, which was one of the country's most successful hydroelectric developers and was recognized by Inc. Magazine as the nation's fastest growing public company in the years 1982 through 1987.

9. Mr. Kuhns first invested in the predecessor of NanoFlex Power in 1999 and he served as a Director of the predecessor from April 2000 through 2013. Through an investment fund that he managed, Mr. Kuhns was an early investor in the photovoltaic technology now under development at NanoFlex Power, providing its fledgling business with invaluable seed

capital. He devoted countless hours to the business without compensation. When the predecessor transferred its assets to NanoFlex Power in 2013, Mr. Kuhns played a vital role in structuring the transaction — without any payment of a fee. Mr. Kuhns became one of three directors of the new business. The other two directors were defendants Ledger and Fasnacht.

10. When NanoFlex Power began operations, it entered into an Employment Agreement with Mr. Kuhns dated September 24, 2013, as amended and restated on October 22, 2013. Pursuant to this Agreement, Mr. Kuhns was hired to serve as Executive Chairman of the Board of the Company for a term of five (5) years and to serve as a Chief Executive Officer. The Employment Agreement contains extensive protections against premature termination. NanoFlex Power also retained Kuhns Brothers, Inc. ("KBI"), an investment banking firm operated by Mr. Kuhns, to raise investment capital for NanoFlex Power. On November 15, 2013, Defendant Ledger executed an Engagement Agreement, on behalf of NanoFlex Power, with KBI, which was amended on May 20, 2014 and June 9, 2014.

11. Mr. Kuhns faithfully performed his duties as Co-Chief Executive Officer of NanoFlex Power and as Executive Chairman of its Board. The Company's history of substantial losses and the incompetence of other senior managers, made raising funds difficult. Despite extensive efforts, KBI has so far been unable to obtain financing for NanoFlex Power. By early 2015, NanoFlex Power owed over $6 million to creditors and could not pay the salaries of its senior managers. Desperate for cash, Defendant Ledger resorted to fraud.

Ledger's Fraudulent Scheme

12. In late 2014 and early 2015, NanoFlex Power was insolvent and unable to raise funds through any legitimate means. Ledger needed funds to keep the lights on at NanoFlex Power — and to pay his own compensation. In order to raise funds for the business, Ledger repeatedly made false statements to investors. For example, on many occasions, Ledger told

investors that the Company's equity had an imputed valuation in the amount of $50-60 million and that it planned to be listed on the New York Stock Exchange later in 2015. Ledger well knew that both statements had no basis in reality. The "imputed valuation" was an arbitrary figure concocted by Ledger to induce investors to purchase shares at whatever price he thought he could extract. Ledger regularly offered "units" at $1.25 each, with a unit consisting of a share of common stock and a warrant exercisable at $2.50. Ledger had been offering these units for years, using the same alleged valuation and capitalization, even though the Company's situation and capitalization changed dramatically. Ledger also contacted warrant holders and offered to modify their warrant's exercise price if they would exercise immediately. For these investors, Ledger offered shares at prices ranging from $0.50 to $1.00. Ledger had no authority from the Board of NanoFlex Power to modify warrants or to arbitrarily establish a sale price for shares. Moreover, Ledger failed to disclose to potential investors a highly material fact, namely that he did not know the true capitalization of NanoFlex Power. The Company had issued warrants, the amount and exercise price of which adjusted on later dilutive issuances. Significant adjustments were required under these instruments, which would dramatically affect the value of any shares sold by Ledger. Ledger had no knowledge of the extent of these adjustments. The shares he was selling were likely worthless. Kuhns told Ledger on multiple occasions to cease his fraudulent behavior. He also warned Ledger that he could not sell shares without an accurate capitalization figure for the Company.

13. Ledger also secured funds for NanoFlex Power through short-term bridge loans, without disclosing to investors that he was offering a bridge to nowhere. NanoFlex Power had no ability to repay these notes, except through Ledger's Ponzi-like program to repay investors

with funds from new investors. Kuhns told Ledger that these fraudulent activities also had to stop.

14. Ledger's personal financial situation, however, was dire, a fact that he disclosed to defendant Fasnacht as well as Mr. Kuhns. On February 24, Ledger wrote to Kuhns and Fasnacht: "Gents. We have no money period. I just put 25k in plane tickets on my Amex card, I've got Finnegan [law firm] on my butt, Duane Morris [law firm] on my but, foreign associates, rivers and Morehead and Malone & Bailey on my ass. And Fasnacht sending emails telling me to pay him 90k or he's walking. What would you like to do gentlemen? *I'm broke and I've had it!!*" (emphasis added) Two days later, Ledger wrote in an email: "Im reaching my saturation point. Im a month away from being out of cash to live on."

15. Ledger's personal financial situation thus provided him with a strong motive to lie.

16. Defendant Fasnacht too was desperate for funds. He advised Kuhns that he (Fasnacht) had given up his law practice to work for NanoFlex Power and now the Company was unable to pay his salary. In February 2015, Fasnacht threatened to quit unless he received an immediate payment of $90,000, funds that he said were necessary for him to live on. In March, Ledger assured Fasnacht that, through Ledger's tactics, he could raise funds from shareholders. Desperate for cash, Fasnacht decided to turn a blind eye to Ledger's fraud and help squeeze Kuhns out of the business — all for short-term gain.

17. Fasnacht's conduct was willful. He acknowledged to Kuhns on multiple occasions that Ledger was an incompetent whose conduct harmed NanoFlex Power. On February 26, he confided in Kuhns, "John — We have a great team. — *We can't let Dean strangle the life out it by trying to control everything....*" (emphasis added) A few days later, he

reiterated his concerns about Ledger, advising Kuhns, "*I don't have a solution for how to remove Dean* — which has to happen or he will pester the team with increasingly irrelevant questions and tasks." (emphasis added)

The SLS Holdings Proposal

18. In early March, Mr. Kuhns procured a financing proposal from SLS Holdings VII LLC ("SLS Holdings"), under which NanoFlex Power would receive a $3 million three-year loan at 5% interest, and issue to SLS Holdings a warrant to purchase 25% of the Company for $1.00. The proposal reflected an implied valuation of approximately $12 million for the Company. The term sheet further indicated significant changes in senior management at NanoFlex Power would occur, including possible removal of Mr. Ledger. Mr. Fasnacht shared the proposal with another senior executive, who had extensive financial experience. This executive commented to Mr. Kuhns that the proposal was not "a bad start." This executive also observed, "I do see what he [the investor] is trying to accomplish in the mandatory resignation requirements."

19. On Friday, March 6, 2015, Kuhns transmitted the proposal to Ledger and Fasnacht. At a Board meeting held Saturday, March 7, Mr. Kuhns advised his fellow directors, Messrs. Ledger and Fasnacht, that while the term sheet was not ideal, they had a duty to consider the proposal. Mr. Kuhns also noted that it was common practice to make a counter-proposal, a matter that he was prepared to discuss. Mr. Kuhns indicated that the Board should explore the proposal further with SLS Holdings to see its if its terms could be improved. Mr. Kuhns noted that no legitimate superior proposals had been obtained for a comparable amount, despite extensive efforts. Ledger and Fasnacht, however, expressed their disapproval of the SLS Holdings term sheet in categorical terms. At the conclusion of the meeting, Fasnacht and Ledger

instructed counsel for NanoFlex Power to seek a thirty-day extension of the SLS Holdings offer. SLS Holdings rejected the extension the following day and withdrew its proposal.

Ledger's Retaliation Against Kuhns

20. Ledger immediately launched a campaign against Mr. Kuhns. The financing proposal reflected the true value of NanoFlex Power and would expose the lies that he had used to deceive shareholders in recent months. If NanoFlex Power could only raise financing on the terms proposed by SLS Holdings, the valuations represented by Ledger to investors would be demonstrably false.

21. During the week of March 9, 2015, while Mr. Kuhns was out of the country and could not participate in NanoFlex Power's business, Ledger and Fasnacht held a series of meetings without notice to Mr. Kuhns. In these meetings, they made a series of corporate decisions, designed to freeze Mr. Kuhns from any role in corporate affairs. At the same time, Ledger and Fasnacht launched a smear campaign, making false statements about Mr. Kuhns to other executives at NanoFlex Power and also to its shareholders. Among other things, they falsely claimed that Mr. Kuhns had breached his fiduciary duty to NanoFlex Power, by placing his personal interests ahead of the Company. Incredibly, they reported to shareholders that Mr. Kuhns stood to earn fees from the SLS Holdings financing proposals, contending that these fees were not disclosed to them. Both statements were false. Mr. Kuhns would not receive personally any fees. If any fees were paid, they were due to KBI, pursuant to an agreement that Ledger himself had signed. Ledger and Fasnacht also falsely claimed that Mr. Kuhns had insisted that the Company accept the SLS Holdings proposal as presented, when in fact he had never done so.

22. Both Ledger and Fasnacht also falsely claimed to shareholders and other senior managers that "Cause" existed to terminate Mr. Kuhns. Under the Employment Agreement, "Cause" is defined narrowly to include:

> "Cause" shall be determined by the Board in the exercise of good faith and reasonable judgment, and shall be defined as: (i) conviction of, or plea of nolo contendere to, a felony or serious crime involving moral turpitude; (ii) fraud on or misappropriation of any funds or property of the Company; (iii) personal dishonesty, habitual and willful misconduct, willful violation of any law, rule or regulation (other than minor traffic violations or similar offenses) or breach of fiduciary duty which involves personal profit; (iv) willful misconduct in connection with the Employee's duties; (v) chronic use of alcohol, drugs or other similar substances which affects the Employee's work performance; (vi) breach of a material provision of any employment, non-disclosure, non-competition, non-solicitation or other similar agreement executed by the Employee for the benefit of the Company; (vii) Executive's willful refusal to carry out written instructions of his direct supervisor, the CEO or the Board which are consistent with Executive's position with the Company; or (viii) Executive's willful disclosure of any trade secrets or confidential corporate information of the Corporation to persons not authorized to know same, unless such disclosure is, based upon advice of counsel, reasonably determined by Executive to be required by any law or court order.

In fact, no grounds for "cause" existed.

23. On Monday, March 16, 2015, Mr. Fasnacht called Mr. Kuhns and advised that Fasnacht and Ledger wanted Mr. Kuhns to "separate" from NanoFlex Power. Mr. Kuhns declined to do so. Mr. Fasnacht made clear that he and Mr. Ledger had been operating the business behind Mr. Kuhns' back and had already frozen him out of corporate matters. Kuhns at the time had no knowledge of the lies that Ledger and Fasnacht were then spreading about him to shareholders and others.

24. On March 18, 2015, Mr. Kuhns delivered a Notice of Default under his Employment Agreement, giving NanoFlex Power thirty (30) days to cure clear breaches of his

Employment Agreement, including payment of past-due compensation. In response, Ledger and Fasnacht scheduled a Special Meeting of the Board of NanoFlex Power for March 19, 2015. The meeting agenda listed three substantive items:

> "a. Assessment of financial state of the Company and financing;
> b. Assessment of current securities offerings and offerings to be made;
> c. Counter Proposal to SLS Holdings VIII"

At the meeting, Mr. Kuhns took the opportunity to press Ledger and Fasnacht to recognize the dangers to NanoFlex Power posed by Ledger's campaign of fraud. He also challenged the propriety of Ledger issuing notes when the Company lacked the resources to honor the notes. Mr. Kuhns also inquired if anyone knew the true number of shares outstanding for the Company on a fully diluted basis. Mr. Kuhns also asked how Ledger intended to operate the Company so as to fulfill its extensive obligations to creditors. Ledger and Fasnacht had no answer to Kuhns' questions and demands.

25. On Friday, March 27, 2015, Mr. Kuhns received a draft form 10-K for filing by NanoFlex Power with the SEC. Mr. Kuhns promptly notified both Ledger and Fasnacht that he had "a significant number of comments" and would provide them the following week. On Monday, March 30, 2014, Mr. Kuhns received a revised draft and responded that day that his comments were "coming soon." Later that evening, Kuhns shared his comments of the Form 10-K, citing numerous factual errors in the draft document. Among other things, Kuhns warned that, "The manner in which we are offering our securities could engender an inquiry from the regulators. In that event, we would find it expensive and difficult to defend ourselves." He also requested disclosure regarding the severe difficulty the Company would face in getting its shares listed on an exchange, commenting:

> "Even though the Company is a registrant, its shareholders' ability to trade the Company's shares is extremely limited, and has not been adequately disclosed, as follows: 1) the Company has no market makers, in the absence of which trading may not take place; and 2) the Company's shares may not be uplisted to a better exchange without the approval of the exchange in question, which in turn is vague and generally depends on the Company doing an underwriting with a recognized broker/dealer. The Company has no such arrangements."

Kuhns further insisted that the Company make disclosure regarding the key role played by a recently hired senior executive, Norm Allen, and the risks associated should Mr. Allen leave the Company. Mr. Kuhns' comments made clear that he would not sign the fraudulent document that Ledger and Fasnacht were prepared to file with the SEC. Both Ledger and Fasnacht accelerated their plans to remove Kuhns unlawfully as a corporate officer and director.

26. On March 31 at 5:07 p.m., defendants delivered to Mr. Kuhns a purported "Notice of Termination," claiming that he was terminated for "Cause" as used in his Employment Agreement. The purported cause was their claim "since March 4, 2015, you breached your fiduciary duties to the company in order to advance your personal monetary and other interest…." In addition, the Notice reported that as of March 30, 2015, 67.26% of the shareholders had executed written consents to remove Mr. Kuhns from the Board of Directors of NanoFlex Power. These written consents were procured through fraudulent statements made by Ledger and Fasnacht. To obtain written consents, Ledger and Fasnacht falsely claimed that Kuhns was a dishonest corporate officer who had breached his fiduciary duty to advance his personal interests.

27. As the control shareholder in NanoFlex Power, defendant Foster joined in and supported the fraudulent scheme implemented by Ledger and Fasnacht. Both men no doubt alerted Foster that Kuhns was prepared to expose their fraudulent devices and Foster decided that his interests were better served with dishonest operators. As a testament to his bad faith, Foster

at no point contacted Mr. Kuhns to learn from him the nature and bases for his disagreements with Ledger and Fasnacht. Foster exercised his control over NanoFlex Power by executing the written consent necessary to remove Mr. Kuhns as a director, thereby allowing a two-person Board (Ledger and Fasnacht) to then terminate Mr. Kuhns services, purportedly for "cause." As Foster well knew, without his control vote, Mr. Kuhns could be neither removed nor terminated.

Defendants' Breach of Contract

28. Defendants' Notice of Termination was defective and improper on multiple grounds. First, Mr. Kuhns did not breach any fiduciary duty, on or after March 4. After participating on a Board call on March 10, Mr. Kuhns travelled out of the country on business; when he returned, he was denied any role in corporate affairs. The principal executive action taken by Mr. Kuhns between March 4 and March 10 involved the presentation to the Board of the SLS Holdings proposal, a proposal that the Board did not accept. Mr. Kuhns' conduct in transmitting a financing proposal could not possibly constitute a breach of fiduciary duty, especially where the proposal was sound and in the best interest of NanoFlex Power. Moreover, under the "Cause" definition in his Employment Agreement, Mr. Kuhns can only be terminated for a breach of fiduciary duty "which involves personal profit." Mr. Kuhns derived no personal profit from any of the events that transpired between March 4 and March 10, 2015 — or in the days thereafter.

29. The termination of Mr. Kuhns was therefore one "without Cause" which, under Section 6.4 of his Employment Agreement entitled him to the following benefits:

(a) A lump sum amount equal to three (3) times the highest rate of the Executive's annualized Base Salary rate in effect at any time up to and including the effective date of termination;

(b) A lump sum amount equal to three (3) times the higher of the Executive's Bonus for the last fiscal year prior to the Change in Control or the average

annual Bonus paid to the Executive for the last three (3) fiscal years prior to the Change in Control;

(c) An amount equal to the Executive's unpaid Base Salary and pro rata Bonus through the effective date of termination, determined as provided in Section 6.4; and,

(d) A continuation of health and welfare benefits, including enrollment in the Mayo Clinic Executive Health Program, for twelve (12) full months from the effective date of termination.

30. Defendants have refused to pay the above benefits to Mr. Kuhns.

Count One
(Violation of 18 U.S.C. § 1514A)

31. Plaintiff restates the allegations in paragraphs 1 through 30.

32. Section 922(a) of the Dodd-Frank Act prohibits an employer from, inter alia, discharging an employee for making any disclosure that is required or protected by SOX, the Securities Exchange Act of 1934, U.S.C. §§ 78a et seq., including section 10A(m) of such Act (15 U.S.C. 78f(m)), section 1513(e) of title 18, United States Code, and any other law, rule or regulation subject to the jurisdiction of the Securities and Exchange Commission. Pursuant to 18 U.S.C. § 1514, among the information disclosures protected by SOX is information that the employee reasonably believes constitutes mail fraud, wire fraud, bank fraud or securities fraud; or a violation of any rule or regulation of the Securities and Exchange Commission; or any provision of Federal law relating to fraud against shareholders.

33. Defendant NanoFlex Power is covered by SOX because it "is required to file reports under section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d))." 18 U.S.C. 1514A(a).

34. Plaintiff engaged in activity protected by Section 806 of SOX (18 U.S.C. 1514A) when he called upon Ledger to cease his fraudulent fund raising efforts and when he questioned the disclosures in the draft Form 10-K.

35. The disclosures plaintiff made regarding Ledger's false statements to investors and the false statements in the draft Form 10-K were protected under the Dodd-Frank Act and SOX.

36. The Company terminated plaintiff's employment in retaliation.

37. The Company's actions were intentional and made with reckless indifference to plaintiff's rights and sensibilities.

38. By reason of the foregoing, the Company has violated 15 U.S.C. 78u-6(h)(l)(B) thereby causing plaintiff damages pursuant to statute to be proven at trial, estimated to exceed $5 million.

<u>Count Two</u>
(Control Person Liability Under Section 20 of the Exchange Act)

39. Plaintiff restates the allegations in paragraphs 1 through 38.

40. Through his dominant share ownership, defendant Foster possesses the power to direct or cause the direction of the management and policies of NanoFlex Power and therefore constitutes a "control person" under Section 20(a) of the Securities Exchange Act of 1934, 15 U.S.C. § 78t(a).

41. As result, Foster is jointly and severally liable with NanoFlex Power for the Company's violations of the "whistleblower" provisions of the federal securities laws.

<u>Count Three</u>
(Breach of Contract)

42. Plaintiff restates the allegations in paragraphs 1 through 41.

43. Based on the foregoing, defendant NanoFlex Power has breached the Employment Agreement by terminating Mr. Kuhns without cause and by failing to make any payment to him.

44. As a direct, proximate and foreseeable result of defendants' breach, plaintiff has suffered damages in an amount to be determined at trial, but estimated to exceed $2 million, and is owed interest on the foregoing as well as attorneys fees.

Count Four
(Libel – Slander)

45. Plaintiff restates the allegations in paragraphs 1 through 44.

46. Each of Defendants Ledger and Fasnacht has made false statements regarding plaintiff, including the false charge that he breached his fiduciary duty to NanoFlex Power to advance his personal interests; that the Company had "cause" under his Employment Agreement for his termination; and that plaintiff had violated the Company's Code of Ethics, among others.

47. The foregoing statements were published in writing to many shareholders of NanoFlex Power and to senior managers at the Company. They were also spoken to the same persons.

48. The foregoing statements constitute defamation per se and slander. The statements are also defamatory and have caused injury to Plaintiff, including the loss of his employment at NanoFlex Power.

49. Defendants Ledger and Fasnacht knew that the foregoing statements were false, or at the very least, acted with negligence in publishing them to others.

50. As a proximate result of Defendants' wrongful conduct, plaintiff has suffered damages in an amount to be determined at trial.

Count Five
(Wrongful Interference with Contract)

51. Plaintiff restates the allegations in paragraphs 1 through 50.

52. Defendants Ledger, Fasnacht and Foster knew that a valid and binding employment agreement existed between Kuhns and the Company.

53. Defendants Ledger, Fasnacht and Foster wrongfully, intentionally and with malice towards Kuhns interfered with this contract by orchestrating the termination of Mr. Kuhns in retaliation for his reporting alleged illegal and unethical behavior by defendants Ledger and Fasnacht. These defendants acted to advance their personal interests, not any legitimate interest of NanoFlex Power.

54. As a direct result of the Individual Defendants' wrongful actions, Kuhns has suffered damages, including punitive damages, in an amount to be proven at trial but estimated to exceed $5 million.

Count Six
(Breach of Fiduciary Duty)

55. Plaintiff restates the allegations in paragraphs 1 through 54.

56. As directors and officers of NanoFlex Power, defendants Ledger and Fasnacht owe fiduciary duties to the Company and its shareholders, including duties of loyalty, good faith and care. Defendants further owe to the shareholders of NanoFlex Power a duty of candor in their communications regarding Company matters. The duty of candor requires that all communications be conducted in good faith and that no material misstatements be made to shareholders, including statements that omit material facts necessary to make the statement truthful. In soliciting written consents for the removal of John D. Kuhns as a director of NanoFlex Power, defendants Ledger and Fasnacht falsely claimed, among other things, that he breached his fiduciary duty to NanoFlex Power to advance his personal interests; that the Company had "cause" under his Employment Agreement for his termination; and that plaintiff had violated the Company's Code of Ethics, among others.

57. Through these false statements to shareholders, Defendants obtained written consents removing Mr. Kuhns as a director of NanoFlex Power. Defendants knew that their

statements regarding Mr. Kuhns were false and intended to deceive the shareholders of NanoFlex Power, who relied upon the false statements in signing written consents to terminate Mr. Kuhns.

58. Because the written consents were obtained through fraud and in breach of their fiduciary duty, Plaintiff is entitled to a preliminary and permanent injunction prohibiting defendants from making use of the written consents and from soliciting any proxy or written consent until such time as shareholders have received truthful and complete disclosures regarding Mr. Kuhns' service as a director and officer.

59. Plaintiff has no adequate remedy at law.

Count Seven
(Declaratory Relief)

60. Plaintiff restates the allegations in paragraphs 1 through 59.

61. A genuine dispute exists between the parties regarding whether Mr. Kuhns has been lawfully terminated as a director of NanoFlex Power.

62. Based on the foregoing, Plaintiff is entitled to a declaratory judgment that Mr. Kuhns was not lawfully terminated as a director and that he continues to hold a seat on the Board of NanoFlex Power.

WHEREAS, Plaintiff respectfully requests that the Court enter judgment as follows:

A. On his First and Second Claims, under the Dodd-Frank Act, based on retaliation for whistleblowing, reinstatement and damages in an amount to be determined at trial, including two (2) times the amount of back pay otherwise owed to plaintiff through the date of reinstatement, with interest on that amount and compensation for litigation costs, expert witness fess, and reasonable attorneys' fees.

B. On his Third Claim for breach of contract, damages in an amount to be determined at trial, but estimated to exceed $2 million, plus interest and attorneys fees.

C. On his Fourth Claim for libel, damages in an amount to be determined at trial.

D. On his Fifth Claim for tortious interference with contract, for damages, including consequential and punitive damages, in an amount to be proven at trial, but estimated to exceed $2 million.

E. On the Sixth Claim, preliminarily and permanently enjoining defendants, their servants, employees, agents and attorneys and all persons acting on their behalf or in concert or participation with them, from directly or indirectly exercising or utilizing in any manner any written consent obtained by defendants through false statements and in breach of their fiduciary duties and enjoining defendants from soliciting any proxy or written consent until such time as shareholders have received truthful and complete disclosures regarding Mr. Kuhns' service as a director and officer.

F. On the Seventh Claim, a judgment declaring that Plaintiff continues to serve as a director of NanoFlex Power.

G. Granting such other relief as the Court deems just and proper.

Dated: New York, New York
April 23, 2015

OLSHAN FROME WOLOSKY LLP

By: ______________________

Thomas J. Fleming, Esq.
Attorneys for Plaintiff
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300